1008.002

BNP PARIBAS

18 August 2006

E.P InterOil Ltd
C/O InterOil Australia Pty Ltd
PO Box 6567
Suite 2, Level 2 79-97 Abbott Street
Cairns QLD 4870
Australia

Attn: Mr Christian Vinson, Chief Operating Officer

Dear Sir,

RE: SECOND SUPPLEMENTAL LETTER TO THE LETTER AGREEMENT DATED 12 AUGUST 2005

We refer to our Letter Agreement dated 12 August 2005 as further supplemented by the First Supplemental Letter dated 5 Dec 2005 (the "Letter Agreement").

Terms used in this Second Supplemental Letter shall have the same meaning, construction and interpretation as those words and references in the Letter Agreement, unless otherwise defined herein.

Clause 2: Amount

Clause 2 shall be replaced by the following:

> "USD170,000,000.00 (United States Dollars One Hundred and Seventy Million only), subject to the Price Escalation Provision defined in Clause 10(a)."

Clause 3: Facilities

The Facility 1 amount shall be increased from USD120,000,000 (United States Dollar One Hundred and Twenty Million only) to USD130,000,000 (United States Dollars One Hundred and Thirty Million only)

Sublimit under Facility 1 to be replaced as follows:

Sublimit under Facility 1: USD 15,600,000.00 (United States Dollars Fifteen Million Six Hundred Thousand only) for Hedging Transactions via BNP Paribas Energy Indexed Transaction Group or other acceptable counter parties

Issuance of standby letters of credit ("SBLC") and/or bank guarantees to cover hedging transactions with BNP Paribas Energy Indexed Transaction Group with max tenor of 12 months with a further sublimit of USD2,600,000 (United States Dollars Two Million Six Hundred Thousand only) up to a max tenor of 18 months. For this purpose, issuance of such SBLC and/or bank guarantees to cover hedging transactions with any other acceptable counterparties will be limited to a max tenor of 6 months only.

The maximum aggregate principal outstandings under the Facilities shall not at any time exceed USD170,000,000.00 (United States Dollars One Hundred and Seventy Million only) instead of USD150,000,000.00 (United States Dollars One Hundred and Fifty Million only).

BNP PARIBAS Incorporated in France with Limited Liability
20 Collyer Quay, Tung Centre, Singapore 049319. Tel: (65) 6210 1288 Fax: (65) 6224 3459
Registered Office: 16, bld des Italiens, 75009 Paris, France - 662 042 449 RCS Paris - www.bnpparibas.com

For clarification, the Facility 2 amount remains unchanged at USD40,000,000.00 (United States Dollars Forty Million only).

Clause 7: Availability and Tenor; Repayment
The Availability Period in Clause 7(a) shall be extended to 30 June 2007.

Clause 9: Security, Collateral and Security Margin
From Other Parties/Other Documents

The following paragraph shall be added as the new paragraph (s):

"(s) Agreement between SGS, IOL and the Bank confirming the terms and conditions of weekly stock reporting commitments."
The existing paragraph (s) shall be re-numbered as paragraph (t).

Security Margin

Paragraph (b) of the definition of "Security Margin" shall be replaced as follows:

> "all USD cash deposits standing to the credit of the IOC Security Margin Account, EPI Security Margin Account, EPI Collection Account and the IOL Account, less any cash which has been used to provide cash cover for the Advances under Facility 2 (the "Cash Deposit") "

Collateral Value Ratio ("CVR")

The definition of "CH" shall be replaced as follows:

> "CH = aggregate of all credit balances in the IOC Security Margin Account, EPI Security Margin Account, EPI Collection Account, the IOL Collection Account and the IOL Account, less any cash which has been used to cash cover the outstandings under Facility 2."

Clause 11: Additional Covenants & Undertakings

Sub-clause 11(d) and Sub-clause 11(e) shall be deleted.

The following paragraph shall be added as the new paragraph (iii) under Sub-clause 11(f):

> "(iii) no later than 15 days after the end of each calendar month, a copy of the Borrower's management accounts."

The following Sub-clauses shall be added as the new Subclause 11(k) and Sub-clause 11(l) respectively:

> "(k) The Borrower shall procure that its Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") for the six months from 1 July 2006 to 31 Dec 2006 to be at least USD5mio, based on the Borrower's most recent audited accounts.
>
> "EBITDA" shall mean, in relation to the relevant period, the total operating profit of the Borrower for that relevant period, adjusted by:
>
> (a) adding back:

(i) Interest Expense;
(ii) Tax;
(ii) depreciation and amortization for that period;
(iii) non-recurring charges;
(iv) extraordinary gains and losses, including profit/loss on discontinued operations; and
(v) provisions for credit, asset impairment, insurance, legal and other similar matters;

(b) taking no account of any exceptional or extraordinary item (other than extraordinary gains and losses referred to in sub-paragraph (a)(iv) above).

"Interest Expense" shall mean all interest and other financing charges excluding interest expenses on discounted bills (whether in each case paid or payable) incurred during the relevant period.

"**Tax**" shall mean any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same).

(l) The Borrower undertakes to provide any other report which may be required or requested by the Bank from time to time."

Clause 14.2: EPI Collection Account

Paragraph (d), third paragraph (after the definition of "NACP") shall be replaced as follows:

"The Borrower will deliver the NACP calculation to the Bank together with a reconciliation of the actual economics versus the provisional economics referred to in Clause 11(b), on a monthly basis no later than 15 days after the end of each month."

Save as expressly provided herein, all the terms and conditions in the Letter Agreement remain unchanged and continue in full force and effect.

This Supplemental Letter is only effective upon our receipt of:

(a) your acceptance hereunder and the written confirmation from:

- IOC,
- IOL and
- SP Interoil, LDC

as set out below; and

(b) the written consent of Overseas Private Investment Corporation to the amendments of the Letter Agreement as abovementioned, in form and substance satisfactory to the Bank.

If the foregoing is acceptable to you, please sign and return the enclosed duplicate copy of the Supplemental Letter together with a certified true copy of your corporate approval of this Supplemental Letter no later than 30 days from the date hereof.

Yours faithfully
For and on behalf of
BNP Paribas, Singapore Branch

Antoine Fagniez
Head
Commodity Structure Finance, Asia Pacific

Jay Ng
Relationship Manager
Commodity Structure Finance, Asia Pacific

Acknowledgement and Acceptance

We, **E.P. InterOil, Ltd**, hereby unconditionally accept the terms and conditions of this Second Supplemental Letter dated 18 August 2006.

We further acknowledge that in relation to the Intercreditor Agreement dated 9 June 2004 to which we are a party:

(a) all references to the Working Capital Facility Agreement shall be references to the Letter Agreement referred to above (as the same may be further amended, novated, supplemented, substituted, increased (subject to Clause 8(c) of the said Intercreditor Deed), decreased or replaced from time to time); and

(b) without prejudice to paragraph (a) above, the Letter Agreement be designated as a BNPP Finance Document (as defined in the said Intercreditor Agreement).

For and on behalf of
E.P. InterOil, Ltd

....
Name of Authorised Signatories
Designation:
Company's Stamp
Date:

Agreement and Confirmation

We, **InterOil Corporation**, hereby refer to the Security Documents executed by us in favour of BNP Paribas. Without prejudice to the generality of the provisions in the said Security Documents, we hereby irrevocably and unconditionally consent to the amendments to the Letter Agreement as stated herein above and agree that all our liabilities and obligation under the said Security Documents shall continue to apply and be in full force and effect.

Agreed and confirmed
For and on behalf of
InterOil Corporation

Name:
Designation:
Date:

We, **InterOil Limited**, hereby refer to the Security Documents executed by us in favour of BNP Paribas. Without prejudice to the generality of the provisions in the said Security Documents, we hereby irrevocably and unconditionally consent to the amendments to the Letter Agreement as stated herein above and agree that all our liabilities and obligation under the said Security Documents shall continue to apply and be in full force and effect.

We further acknowledge that in relation to the Intercreditor Agreement dated 9 June 2004 to which we are a party:

(a) all references to the Working Capital Facility Agreement shall be references to the Letter Agreement referred to above (as the same may be further amended, novated, supplemented, substituted, increased (subject to Clause 8(c) of the said Intercreditor Deed), decreased or replaced from time to time); and

(b) without prejudice to paragraph (a) above, the Letter Agreement be designated as a BNPP Finance Document (as defined in the said Intercreditor Agreement).

Agreed and confirmed
For and on behalf of
InterOil Limited

Name:
Designation:
Date:

We, **SP InterOil, LDC**, hereby refer to the Security Documents executed by us in favour of BNP Paribas. Without prejudice to the generality of the provisions in the said Security Documents, we hereby irrevocably and unconditionally consent to the amendments to the Letter Agreement as stated herein above and agree that all our liabilities and obligation under the said Security Documents shall continue to apply and be in full force and effect.

Agreed and confirmed
For and on behalf of
SP InterOil, LDC

Name:
Designation:
Date: